FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 8, 2017, announcing Gilat’s second quarter 2017 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on  Form S-8 (Registration Nos.   333-180552, 333-187021, 333-204867 and 333-210820).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 8, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Continued Improvement in Profitability in Q2 2017 and
Raises 2017 Adjusted EBITDA Objective to $22 to $26 Million

Company achieves GAAP net income of $2.1 million and Adjusted EBITDA of $5.9 million

Petah Tikva, Israel – August 8, 2017 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2017.

Key Financial Highlights:
•	Revenues for Q2 2017 were $66.2 million compared with $63.9 million in Q1 2017 and $67.9 million in Q2 2016.

•	Profitability showed significant improvement, both quarter-over-quarter and year-over-year:

o	GAAP operating profit improved substantially to $1.9 million in Q2 2017 from $18 thousand in Q1 2017, and compared with an operating loss of $2.5 million in Q2 2016.

o	Non-GAAP operating income grew to $4.1 million from $2.5 million in Q1 2017 and $0.5 million in Q2 2016.

o
The Company achieved GAAP net income of $2.1 million, or $0.04 per diluted share in Q2 2017, compared with a loss of $0.8 million, or $0.01 per diluted share, in Q1 2017, and a loss of $3.7 million, or $0.07 per diluted share, in Q2 2016.

o
Non-GAAP net income reached $4.6 million, or $0.08 per diluted share, compared with $1.7 million, or $0.03 per diluted share in Q1 2017, and a non-GAAP loss of $0.6 million, or $0.01 per diluted share, in Q2 2016.

o	Adjusted EBITDA increased to $5.9 million, or 8.9% of revenues, compared with $4.2 million, or 6.6% of revenues, in Q1 2017, and $2.4 million, or 3.5% of revenues, in Q2 2016.

•
Updated management objectives for 2017: revenue range narrowed to between $280 to $290 million, GAAP operating income raised to between $7 and $11 million, and Adjusted EBITDA raised to between $22 and $26 million.

Yona Ovadia, CEO of Gilat, commented: “I am very pleased to report another quarter of strong progress for Gilat. The Gilat management team has maintained an ongoing focus on improving profitability and optimizing our growth engines. That has resulted in significant improvement in our profitability in the second quarter with a substantial step-up in our operating income as well as the achievement of GAAP net income, along with a major increase in our Adjusted EBITDA, which increased 39% from the first quarter of 2017 and 149% from the second quarter last year.

“With our increased profitability and the growing traction of our new strategy, I am pleased to say that we have raised our profitability objectives for 2017, including moving up the range for Adjusted EBITDA to $22 to $26 million from the previous range of $20 to $24 million.”

“The principal drivers of this profitability improvement in the second quarter were a substantial increase in revenues from our mobility growth engine, mainly our solutions for In-Flight Connectivity (IFC). This demonstrates the earnings power and potential of our strategic growth engines, which also include our cellular backhaul over satellite solutions for the mobile market.

“In the second quarter, we continued to see progress with our growth engines. In Mobility, we are pleased that Gogo is now installing our modems in an accelerated fashion on commercial flights with a plan to reach over 1,800 aircrafts across more than 13 airlines. In addition, we continue to mature other opportunities in this market.

“We are also pleased to see a growing market for consumer broadband in Russia/CIS that is enabled by our innovative technology, the Scorpio VSAT, which was selected by the leading Russian DTH providers, now NTV-Plus in addition to Tricolor.

“Furthermore, in the Mobile growth engine, we continue to develop our telco strategy of providing leading LTE over satellite cellular backhaul solutions to the industry. We are optimistic that opportunities in our pipeline will soon mature.

“Lastly, the win of a significant deal with Telebras in Brazil points to the start of a potential turnaround in our business in LATAM, and we are focused on accelerating this trend.

Mr. Ovadia concluded: “We are pleased to report the continued strong progress of Gilat in the second quarter as we continue to focus on improving profitability while developing our Mobile and Mobility growth engines. As our management objectives for full year 2017 indicate, we are optimistic about the rest of the year.”

Key Recent Announcements:
•	Gilat Propels the Russian DTH Market into Broadband Services

•	Telebras, Brazil Awards Gilat Contract of Over USD 11 Million

•	Intelsat and Gilat Unveil Mobile Reach Solar 3G Solution for Mobile Network Operators that Need to Expand in Remote Areas

Conference Call and Webcast Details:

Gilat management will host a conference call today, Tuesday, August 8, to discuss the second quarter results.  The details are as follows:

Conference Call and Webcast

Date:	Tuesday, August 8, 2017
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-407-2553
International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://veidan-stream.com/gilatq2-2017.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	August 8, 2017 at 12:00 PM EDT / 19:00 IDT
End:	August 11, 2017 at 12:00 PM EDT / 19:00 IDT
Dial-in:	US: 1-888-782-4291
International: (972) 3-925-5918

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and tax expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2017. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	$130,168	$120,563	$66,237	$67,898
Cost of revenues	93,258	92,984	46,668	52,717

Gross profit	36,910	27,579	19,569	15,181

Research and development expenses	13,467	12,593	6,712	6,705
Less - grants	523	638	476	552
Research and development, net	12,944	11,955	6,236	6,153
Selling and marketing expenses	11,350	10,976	5,555	5,853
General and administrative expenses	10,723	10,152	5,903	5,714

Total operating expenses	35,017	33,083	17,694	17,720

Operating income (loss)	1,893	(5,504)	1,875	(2,539)

Financial expenses, net	(2,046)	(1,603)	(1,242)	(860)

Income (loss) before taxes on income	(153)	(7,107)	633	(3,399)

Taxes on income (tax benefit)	(1,501)	569	(1,499)	251

Net income (loss)	$1,348	$(7,676)	$2,132	$(3,650)

Earnings (loss) per share (basic and diluted)	$0.02	$(0.16)	$0.04	$(0.07)

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,649,863	49,383,450	54,676,042	54,384,521
Diluted	54,690,930	49,383,450	54,701,316	54,384,521

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2017			June 30, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$19,569	1,205	$20,774	$15,181	1,225	$16,406
Operating expenses	17,694	(1,049)	16,645	17,720	(1,839)	15,881
Operating income (loss)	1,875	2,254	4,129	(2,539)	3,064	525
Income (loss) before taxes on income	633	2,491	3,124	(3,399)	3,064	(335)
Net income (loss)	$2,132	2,491	$4,623	$(3,650)	3,064	$(586)

Income (loss) per share (basic and diluted)	$0.04	0.04	$0.08	$(0.07)	0.06	$(0.01)

Weighted average number of shares used in
computing income (loss) per share
Basic	54,676,042		54,676,042	54,384,521		54,384,521
Diluted	54,701,316		54,735,130	54,384,521		54,384,521

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Three months ended	Three months ended
	June 30, 2017	June 30, 2016
	Unaudited	Unaudited

GAAP net income (loss)	$2,132	$(3,650)
Gross profit
Non-cash stock-based compensation expenses	11	32
Amortization of intangible assets related to acquisition transactions	1,194	1,193
	1,205	1,225
Operating expenses
Non-cash stock-based compensation expenses	203	270
Amortization of intangible assets related to acquisition transactions	193	195
Trade secrets litigation expenses	25	1,374
Tax expenses under amnesty program	628	-
	1,049	1,839

Finance and taxes on income
Tax expenses under amnesty program	237	-

Non GAAP income (loss)	$4,623	$(586)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended 30 June 2017			Six months ended 30 June 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$36,910	2,410	$39,320	$27,579	2,409	$29,988
Operating expenses	35,017	(2,285)	32,732	33,083	(2,470)	30,613
Operating income (loss)	1,893	4,695	6,588	(5,504)	4,879	(625)
Income (loss) before taxes on income	(153)	4,932	4,779	(7,107)	4,879	(2,228)
Net income (loss)	$1,348	4,932	$6,280	$(7,676)	4,879	$(2,797)

Income (loss) per share (basic and diluted)	$0.02	0.09	$0.11	$(0.16)	0.10	$(0.06)

Weighted average number of shares used in
computing net income (loss) per share
Basic	54,649,863		54,649,863	49,383,450		49,383,450
Diluted	54,690,930		54,785,783	49,383,450		49,383,450

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Six months ended	Six months ended
	30 June 2017	30 June 2016
	Unaudited	Unaudited

GAAP net income (loss)	$1,348	$(7,676)
Gross profit
Non-cash stock-based compensation expenses	22	21
Amortization of intangible assets related to acquisition transactions	2,388	2,388
	2,410	2,409
Operating expenses
Non-cash stock-based compensation expenses	396	482
Amortization of intangible assets related to acquisition transactions:	388	388
Trade secrets litigation expenses	873	1,600
Tax expenses under amnesty program	628	-
	2,285	2,470

Finance and taxes on income
Tax expenses under amnesty program	237	-

Non GAAP income (loss)	$6,280	$(2,797)

GILAT SATELLITE NETWORKS LTD.
CONDENSED ADJUSTED EBITDA
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP operating income (loss)	$1,893	$(5,504)	$1,875	$(2,539)
Add:
Non-cash stock-based compensation expenses	418	503	214	302
Trade secrets litigation expenses	873	1,600	25	1,374
Tax expenses under amnesty program	628	-	628	-
Depreciation and amortization	6,304	6,525	3,139	3,224

Adjusted EBITDA	$10,116	$3,124	$5,881	$2,361

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$78,831	$40,133
Restricted cash	24,379	62,229
Restricted cash held by trustees	6,110	9,058
Trade receivables, net	84,219	89,377
Inventories	24,471	21,469
Other current assets	24,371	17,017

Total current assets	242,381	239,283

LONG-TERM INVESTMENTS:
Severance pay funds	8,346	7,791
Other long term receivables	394	436

Total long-term investments and receivables	8,740	8,227

PROPERTY AND EQUIPMENT, NET	80,048	80,837

INTANGIBLE ASSETS, NET	8,497	11,383

GOODWILL	43,468	43,468

TOTAL ASSETS	$383,134	$383,198

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	4,496	4,617
Trade payables	30,197	29,625
Accrued expenses	64,648	53,429
Advances from customers and deferred revenues	29,294	37,659
Advances from customers, held by trustees	4,188	7,498
Other current liabilities	16,228	13,846

Total current liabilities	149,051	146,674

LONG-TERM LIABILITIES:
Accrued severance pay	8,146	7,485
Long-term loans, net of current maturities	12,782	16,932
Other long-term liabilities	494	2,281

Total long-term liabilities	21,422	26,698

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,598	2,593
Additional paid-in capital	921,123	920,162
Accumulated other comprehensive loss	(2,648)	(3,224)
Accumulated deficit	(708,412)	(709,705)

Total equity	212,661	209,826

TOTAL LIABILITIES AND EQUITY	$383,134	$383,198

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$1,348	$(7,676)	$2,132	$(3,650)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	6,304	6,525	3,139	3,224
Stock-based compensation of options and RSU's	418	503	214	302
Accrued severance pay, net	106	(97)	167	26
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	10	(1,560)	151	(1,151)
Exchange rate differences on long-term loans	113	48	88	(42)
Deferred income taxes, net	(159)	-	(143)	-
Decrease in trade receivables, net	5,048	3,994	12,003	5,388
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(6,519)	(1,072)	(3,265)	1,082
Decrease (increase) in inventories	(3,558)	(2,459)	(246)	226
Decrease in restricted cash directly related to operating activities, net	37,979	21,574	100	15,270
Increase (decrease) in trade payables	537	3,192	929	(897)
Increase in accrued expenses	11,418	14,483	3,925	7,075
Decrease in advances from customers	(5,710)	(36,285)	(2,612)	(24,462)
Increase (decrease) in advances from customers, held
by trustees	(3,342)	(2,012)	1,070	2,051
Increase (decrease) in other current liabilities and other long term liabilities	(1,904)	697	434	(524)
Net cash provided by (used in) operating activities	42,089	(145)	18,086	3,918

Cash flows from investing activities:
Purchase of property and equipment	(2,173)	(2,032)	(961)	(928)
Investment in restricted cash held by trustees	(5,309)	(5,428)	(5,309)	(5,428)
Proceeds from restricted cash held by trustees	8,000	8,158	2,644	4,483
Investment in restricted cash (including long-term)	(646)	(186)	(621)	(7)
Proceeds from restricted cash (including long-term)	667	7,426	-	79
Net cash provided by (used in) investing activities	539	7,938	(4,247)	(1,801)

Cash flows from financing activities:
Capital lease payments	-	(307)	-	(256)
Issuance of shares in a rights offering	-	35,095	-	19,852
Issuance of restricted stock units and exercise of stock options	493	346	227	10
Short term bank credit, net	-	(7,000)	-	(4,250)
Repayment of long-term loans	(4,383)	(4,277)	(142)	(138)
Net cash provided by (used in) financing activities	(3,890)	23,857	85	15,218

Effect of exchange rate changes on cash and cash equivalents	(40)	675	(169)	265

Increase in cash and cash equivalents	38,698	32,325	13,755	17,600

Cash and cash equivalents at the beginning of the period	40,133	18,435	65,076	33,160

Cash and cash equivalents at the end of the period	$78,831	$50,760	$78,831	$50,760